Exhibit 99.4

September 26, 2023

VIA SEDAR

British Columbia Securities Commission, as Principal Regulator

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Securities, Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Skeena Resources Limited (the “Company”)
Technical Report – Consent of Expert

I, Jeffrey B. Austin, P.Eng., consent to the public filing by Skeena Resources Limited (the “Company”) of the technical report titled “Independent Technical Report for the Snip Project, Canada” dated September 26, 2023 (the “Technical Report”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release of the Company dated September 26, 2023 (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours truly,

(signed) “Jeffrey B. Austin”
Jeffrey B. Austin, P.Eng. - President
International Metallurgical and Environmental Inc.